BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

February 26, 2007

Item 3	Press Release

Date of Issuance: February 26, 2007
Place of Issuance: Vancouver, British Columbia

The news release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced the filing and mailing of a Directors’ Circular in response to the U.S. Gold Corp. offer.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Brian Edgar
Telephone: (604) 687-5800

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 26th day of February 2007.

“Megan Cameron-Jones“
Signature

Megan Cameron-Jones
Name

Director and Corporate Secretary
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Board of Directors of White Knight Announces Filing and Mailing
of Directors’ Circular in Response to U.S. Gold Offer

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
February 26, 2007

White Knight Resources Ltd. (“White Knight” or the “Company”) announces that it has filed its directors’ circular in response to the formal offer (the “Offer”) to purchase all of the issued shares of White Knight from a wholly-owned subsidiary of U.S. Gold Corp. (“U.S. Gold”). The Offer was mailed to White Knight’s shareholders on February 12, 2007. White Knight’s directors’ circular is being mailed to shareholders today.

Following a comprehensive review of the Offer, White Knight’s board of directors is recommending that shareholders accept U.S. Gold’s bid and tender their shares to the Offer. Copies of White Knight’s directors’ circular and the U.S. Gold Offer are available on the Company’s profile on www.sedar.com.

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 70,000 acres), sixteen of which are located in the Cortez Trend.

On behalf of the Board of Directors,

“John M. Leask”
John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact the office at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.